

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2021

Dan Wernikoff
Chief Executive Officer
LegalZoom.com, Inc.
101 North Brand Boulevard, 11th Floor
Glendale, California 91203

> **Re: LegalZoom.com, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted May 17, 2021**
> **CIK No. 0001286139**

Dear Mr. Wernikoff:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated May 3, 2021.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 17, 2021

Prospectus Summary, page 1

1.   We note your revised disclosures in response to prior comment 3. However, we also note that you continue to discuss the reason for the changes in adjusted EBITDA and free cash flow, both here and in the MD&A Overview section, without providing similar information for your GAAP measures. Also, your comprehensive discussion regarding the changes in free cash flow should not be presented with greater prominence than your Liquidity discussion. Please revise. Refer to Question 102.10 of the non-GAAP C&DIs.

2.   We note that in response to prior comment 1 you disclose the net promoter score ("NPS") for traditional online attorneys. Please also disclose the NPS for your business formation products, small businesses and attorney network.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model, page 68

3. We note your response and revised disclosure to prior comment 9. You state that annual retention rate is based on annual subscriptions related to business formations. Please clarify whether this measure is calculated using the contract value, annualized revenue or subscription unit count. Also, explain what constitutes a "business formation" subscription and tell us what percentage of your subscription arrangements relate to business formations. To the extent a significant portion of your subscriptions are excluded from this metric, revise to also disclose the annual retention rate applicable to the excluded arrangements. Lastly, please disclose your annual retention rate for each period presented.

4. Also, you state that the annual retention rate includes the impact of business failures. Please tell us specifically how you track this information. In this regard, if a customer who entered into a business formation subscription in the prior period is no longer an active subscription customer 13-months later, tell us how you are able to differentiate between business failure versus normal customer attrition.

5. Regarding your response to prior comment 9, and as previously requested, please revise to define the term "attach rates." Also, disclose such rates for each period and explain how this measure is calculated. Specifically, you state that your sales team works to establish themselves as trusted advisors by helping potential customers through the business formation process and explaining the products and services they may need, which generally results in higher subscription attach rates, and that you aim to increase both average order value and subscription units by increasing attach rates, among other factors. Ensure your disclosure, if not otherwise clear, addresses how attach rates impact each of these metrics.

Growing Lifetime Value per Business Formation Customer, page 69

6. Please revise your discussion of customer lifetime value to explain how the amounts used to calculate this measure relate to GAAP, or clearly indicate that this measure is not calculated based on GAAP amounts and clarify how it may differ from GAAP.

Key Business Metrics, page 71

7. We note your response to prior comment 7. Please provide us with a breakdown for each of your transaction revenue, number of transactions, subscription revenue and number of subscription units by both consumer and small business customer.

8.   We note your response and revised disclosures to prior comment 8. As this metric now includes subscriptions that are still within the 60-day customer guarantee window, please revise to disclose this fact and that such subscriptions are subject to cancellation with possible refund or partial refund. Further, tell us, and consider disclosing if significant, the number of subscription units included in this metric that are within this 60-day window for each period.

Business
Customer Success Stories, page 117

9.   Please disclose how you compiled these customer success stories, why you selected the profiled clients, how the clients provide a meaningful representation of your user base and any limitations in using these individual case studies. Also, tell us whether the customers profiled in this section have consented to their stories being disclosed in your filing.

Notes to Consolidated Financial Statements
Note 13. Commitments and Contingencies, page F-32

10.   We note your revised disclosures in response to prior comment 16 where you state the loss is not probable and you cannot estimate a possible loss or range of loss. Your reference here to estimating a possible loss or range of loss appears to be addressing whether you met the accrual requirements of ASC 450-20-25-2. In this regard, you then state "accordingly" you have not recorded any loss accrual. Please revise your disclosures to separately address: (i) whether a loss has been accrued, and (ii) whether you believe there is at least a reasonable possibility that a loss may have been incurred in excess of amounts recognized and, if so, disclose an estimate of such loss or range of loss or state that such estimate cannot be made.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Jonie Ing Kondracki